SKULLCANDY, INC.
1441 WEST UTE BLVD, SUITE 250
PARK CITY, UTAH 84098
435.940.1545

Via EDGAR
October 23, 2014

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                Skullcandy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 17, 2014
Form 10-Q for Fiscal Quarter Ended June 30, 2014
Filed August 6, 2014
File No. 001-35240

Dear Mr. Spirgel:

Below are the responses of Skullcandy, Inc. (the “Company,” “we”, “us”, or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 1, 2014 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on March 7, 2014 (the “2013 Form 10-K”) and Form 10-Q for the fiscal quarter ended June 30, 2014, filed with the Commission on August 6, 2014 (the “Q2 10-Q”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Sales and Gross Profit, page 20

1.
Please tell us and discuss in greater detail the impact of your “continued scaling back of sales to the off price channel” in terms of trends, risks, and uncertainties. We note such sales decreased 48.9% from 2012, but you do not discuss what types of off-price channels have been reduced and how this change in strategy may impact on your future results of operations and financial condition.

Response:  We acknowledge the Staff’s comment. By way of background, we use the term “off-price channel” to describe both large domestic and international discount brick and mortar retailers and on-line discount companies.

The Company respectfully notes that we made a strategic decision to intentionally reduce sales to the off-price channel, which we first announced in our earnings release for the quarter ended March 31, 2013, furnished on Form 8-K to the SEC on May 2, 2013. As discussed in that report and in reports thereafter, we began to reduce sales to the off-price channel at the direction of our then-newly appointed Chief Executive Officer.

The reduction in off-price channel sales between 2012 and 2013, which decreased by approximately $11 million or 48.9%, was intentional and part of a shift in our distribution strategy, not a result of market trends or risks.

In the Business discussion in the 2013 Form 10-K (see page 4), we disclose our goal to protect and enhance our brand image by carefully controlling our distribution. Further, in the Risk Factor section on page 10, we state that our credibility and brand image could be weakened if our consumers perceive our distribution channels to be too broad or our retailers do not fit with our lifestyle image. Lastly, in each of our earnings calls from the first quarter of 2013 through the second quarter of 2014, we consistently disclosed the business reasons behind the decision to protect the

Company’s brand integrity, as the off-price channel does not fit within our lifestyle image. In summation, these decisions were made to primarily focus our efforts on healthy, full priced business channels in order to better protect our brand, to strengthen our position at retail, and to promote consistent product pricing across all retailers.

Given this change in strategy, we are able to quantify the decrease in sales to the off-price channel, which the Company has and will continue to disclose, but we are not able predict the effect of this strategy on future operations, as the decrease in sales to the off-price channel does not necessarily correlate to a change in gross margin or change in sales at other retailers. We will continue to monitor the impact of this strategy on our results, operations and financial condition and will adjust disclosure if and when trends, risks or uncertainties change.

2.
Please tell us and disclose your sales return and allowance rate of your retailers on a comparative basis and discuss why such rate increased in 2013. In addition, discuss how this trend is impacting on your gross profit including your gross profit percentage and how it may impact your future results of operations.

Response:  We acknowledge the Staff’s comment, and in response note that the sales return and allowance rate of gross sales for 2012 and 2013 was approximately 6.33% and 10.77%, respectively. The Company respectfully advises the Staff that investors can derive the sales return and allowance rate from our existing disclosure as follows: (1) adding the dollar amount recorded as expense (provision) for the respective year on page F-12, in note 3 to the audited financial statement in our 2013 Form 10-K, to net sales and (2) calculating the return rate by dividing the expense (provision) amount by the sum of net sales and the expense (provision).

We believe the primary reason for the increase in 2013 was the result of products having certain quality issues, including firmware compatibility issues between gaming products and gaming systems which consequently resulted in higher returns in 2013. The higher returns resulted in a decrease in gross margin, as we disclosed on page 20 of the 2013 10-K. We believe that the source of the majority of the 2013 returns has since been resolved.

Additionally, the Company’s 2013 10-K, on page 13 under “Risk Factors,” disclosed that an increase in returns would harm our financial performance.

We routinely evaluate sales returns and allowances based on the historical information received. This allowance is impacted by many different factors, such as product styles, quality, and agreements with retailers and distributors. We do not believe the increase in sales returns and allowances from 2012 to 2013 signifies a trend because we believe the primary cause of the 2013 returns has since been resolved. Although we believe the source of the majority of the 2013 returns has been resolved, there is a continuing possibility that sales return and allowance rates may fluctuate as we introduce new products, styles and address any quality issues.

The Company respectfully advises the Staff that we are not aware of any material trends or uncertainties not already disclosed. Should the Company identify a trend in its sales returns and allowances, we will provide any material information in future 10-Q and 10-K filings.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Information, page 17

3.	Please tell us and expand the discussion to explain any significant differences between your domestic and international markets for your product sales.

Response:  We acknowledge the Staff’s comment and respectfully submit that no expansion of the discussion is required.

In preparing the discussion of our re-segmentation in the second quarter of 2014, we followed the guidance in ASC 280. There are only minor, if any, variations between the domestic and international segments based on the factors set forth in ASC 280, which are products, productions, customers, distribution, and regulatory, and therefore we have not, to date, addressed differences between domestic and international markets for our product sales.

The Chief Operating Decision Makers review international performance separately as part of the Company’s strategy to grow its international business, thus justifying our change in segment reporting to domestic and international. Differences that have been observed in international markets include differences in product sales mix and the impact on gross margin, as discussed on page 21 of the 2013 10-K. We will continue to evaluate any differences in product sales between the domestic and international markets and, if differences become material, will disclose such differences as appropriate.

Net Sales, page 18 and 21

4.	Please quantify the changes in the various types of domestic and international net sales from period to period based on changes in price and volume.

Response:  We acknowledge the Staff’s comment and respectfully submit that the increase in net sales from period to period was due to an increase in volume and not an increase in product price. As discussed in the Q2 10-Q, the total net sales increased primarily due to increased sales volume across both segments, which accounted for the majority of the increase. During the three months ended June 30, 2014 and 2013, our domestic segment sold approximately 4.2 million units and 3.8 million units, respectively, at a relatively consistent average sale price year over year. During the same period, our international segment sold approximately 1.2 million units and 1.1 million units, respectively, at a relatively consistent average sale price year over year. The Company will continue to evaluate both the impact of price and volume on its net sales and provide disclosure in future filings as appropriate.

5.	Please discuss why the gaming product sales did not have a significant impact on your domestic net sales.

Response:  We acknowledge the Staff’s comment and respectfully submit that gaming and wireless speakers are included in sales made by each segment. Although domestic gaming sales did increase during the second quarter of 2014, the increase was not material relative to the increased sales of ear-buds, wireless speakers and sales to a new customer.

6.	Please discuss how the trends may impact your future results of operations.

Response:  We acknowledge the Staff’s comment, and respectfully submit that any shift in product mix is not the result of a trend that could materially impact future results. We monitor intentional shifts in promoting certain products over others, and as we bring new products to market, our product mix will continue to naturally shift. We will continue to comment publicly on these movements in our earnings calls and quarterly filings. We also monitor market trends and styles as our products are subject to rapidly changing consumer preferences. We noted a risk factor on page 10 of our 2013 Form 10-K that if we are unable to continue to develop innovative and popular products, our brand image may be harmed and demand for our products may decrease.

Gross profit and gross margin, page 21

7.
We note your consolidated gross margin “increased primarily due to a shift in product sales mix into higher margin products” but your international gross margin “increased due to a shift in product sales mix into lower margin products.” Please discuss why the “reductions in warranty costs and decreases in shipping related costs” impacted your domestic gross margin more than the shift in product sales mix into higher margin products. In addition, discuss the reasons for different shift in your product sales mix between your domestic and international markets. Further, discuss how the trends may impact your future results of operations.

Response:  We acknowledge the Staff’s comment, and respectfully submit that the discussion of gross profit and gross margin in relation to product mix contained a clerical error. International gross margin did not increase due to a shift in product sales mix into lower margin products, but rather due to a shift into higher margin products. Because the chart immediately preceding this sentence quantifies the actual increase in gross margin, and the inherent inconsistency between gross margin increasing while shifting into lower margin products, we believe the clerical error would be obvious to an investor and not material.

Domestic warranty costs decreased primarily due to resolving quality issues and having less direct to customer sales. Shipping related costs decreased due to an intentional shift to decrease the amount of shipments via air freight and rushed shipments. We advise that we included the statement that the increase in consolidated gross margin was primarily due to a shift in product sales into higher margin products as the international segment product mix shift was significant enough to note at both a consolidated level and segment level. Additionally, we advise the Staff that we are not aware of any material trends or uncertainties that are not already disclosed.

Note (2). Basis of Presentation, Reclassifications to consolidated balance sheet

8.
Please tell us why your adjustments are considered reclassifications instead of corrections of errors pursuant to ASC 250. Based on your disclosures, it appears that the original presentation did not comply with GAAP.

Response:  We acknowledge the Staff’s comment, and respectfully submit that during the first quarter of 2014 we discovered that the original balance sheet presentation did not consistently apply the guidance within ASC 740. Specifically, ASC 740 does not permit deferred tax assets and liabilities attributable to different tax-paying components to be offset for financial reporting purposes as the right to offset amounts relating to different tax jurisdictions or components is prohibited.

We carefully evaluated and considered the guidance in ASC 250, including SAB topic 1.M and SAB topic 1.N,during the first quarter of 2014 and concluded that it was not material to the consolidated balance sheet and had no effect on the consolidated statement of operations, the consolidated statement of comprehensive income (loss), the consolidated statement of redeemable convertible preferred stock and stockholders’ equity (deficit), or the consolidated statements of cash flows as of and for the year ended December 31, 2013. We acknowledge that the reclassification was indeed a correction of an error and in future filings will clarify the disclosure as follows:

Immaterial error correction to consolidated balance sheet

Subsequent to the filing of the financial statements in the Company’s Form 10-K as of and for the year ended December 31, 2013, the Company determined that certain deferred tax amounts were improperly combined across jurisdictions and by current and non-current classification on the consolidated balance sheet at December 31, 2013. As a result, current deferred tax assets were overstated by $598,000, non-current deferred tax assets were understated by $2,395,000, current deferred tax liabilities were understated by $55,000 and non-current deferred tax liabilities were understated by $1,742,000. The error has been corrected by reclassifying these amounts on the consolidated balance sheet. The error was not considered material to the consolidated balance sheet, and had no effect on the consolidated statement of operations, the consolidated statement of comprehensive income (loss), the consolidated statement of redeemable convertible preferred stock and stockholders’ equity (deficit), or the consolidated statements of cash flows as of and for the year ended December 31, 2013.

At your request, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (435) 729-8625.

 Very truly yours,

/s/ Patrick Grosso

Patrick Grosso
Vice President, Strategic Initiatives and Corporate Affairs
Skullcandy, Inc.